Mail Stop 4561

April 10, 2007

Mr. Paul S. Beideman
Chairman and Chief Executive Officer
Associated Banc-Corp
1200 Hansen Road
Green Bay, Wisconsin 54304

      Re: Associated Banc-Corp
              Form 10-K for Fiscal Year Ended December 31, 2006

Dear Mr. Beideman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            Paul Cline
            Senior Accountant